EXHIBIT 1.2

October 8, 2019

Mr. Ellery W. Roberts

Chairman and CEO

1847 Holdings LLC

590 Madison Avenue

21st Floor

New York, NY 10022

Re:	Amendment to Engagement as Exclusive Placement Agent

Dear Mr. Roberts:

Reference is made to the engagement letter agreement dated August 6, 2019 (the “Agreement”) pursuant to which Craft Capital Management LLC ( “Placement Agent”) will act as the lead placement agent on a best efforts basis, in connection with an offering by 1847 Holdings LLC (the “Company”) of 12% series A preferred shares (the “Securities”) under Tier II of Regulation A of the Securities Act of 1933, as amended (the “Act”), at a price of $25.00 per share, and in an amount currently anticipated to be a minimum of $1,000,000, up to a maximum of $8,000,000, or on terms and conditions to be mutually agreed between the Company and the Placement Agent (the “Offering”).

1. Amendments. The parties to the Agreement desire to amend the Agreement as follows (the “Amendment”):

a. Section 2 of the Agreement is hereby deleted in its entirety and the following is hereby submitted in its stead:

“Placement Agent will act as the exclusive managing Placement Agent of the Offering subject to, among other things, completion of Placement Agent’s due diligence examination of the Company and its affiliates, and the completion of other matters that are customary with regard to an offering of the type contemplated herein.”

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b. Section 4(b) of the Agreement is hereby deleted in its entirety and the following is hereby submitted in its stead:

“Upon signing this Agreement, the Company shall pay to the Placement Agent a $10,000 retainer, which shall be used to cover accountable expenses of the Placement Agent, which accountable expenses in the aggregate will not exceed $10,000. Any unused portion of this retainer shall be returned to the Company if the Offering is not consummated for any reason or is abandoned by the Company and the Placement Agent. The Company will also pay Placement Agent’s counsel, Baritz & Colman LLP a fixed fee of $30,000 for all legal services as Placement Agent’s counsel, $10,000 of which is payable upon execution of this engagement letter, and the balance payable from the closing proceeds on the date an initial closing occurs;”

c. Section 4(c) of the Agreement is hereby deleted in its entirety and the following is hereby submitted in its stead:

“Placement Agent shall be entitled to receive at each closing a number of series A preferred shares equal to 1.25% of the number of series A preferred shares sold at each such closing. The parties herby acknowledge that the series A preferred shares being issued to the Placement Agent have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The Placement Agent, or permitted assignees under such rule, may not sell, transfer, assign, pledge, or hypothecate such series A preferred shares, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such series A preferred shares for a period of 180 days from the applicable closing.”

d. Section 6 of the Agreement is hereby deleted in its entirety and the following is hereby submitted in its stead:

“The Company shall, as soon as practicable following the date hereof, prepare and file with the Securities and Exchange Commission (the “Commission”) and the appropriate state securities authorities, an Offering Statement on Form 1-A (the “Offering Statement”) under the Act, and an Offering Circular included therein (the “Offering Circular”) covering the Securities to be sold in the Offering . The Offering Statement (including the Offering Circular therein), and all amendments and supplements thereto, will be in form satisfactory to Placement Agent and counsel to Placement Agent and will contain such interim and other financial statements and schedules as may be required by the Act and rules and regulations of the Commission thereunder. Placement Agent and its counsel shall be given the opportunity to make such review and investigation in connection with the Offering Statement and the Company as they deem desirable. Placement Agent and the Company shall mutually agree on the use of proceeds of the Offering, which shall be described in detail within the Offering Circular, it being further understood and agreed that, except as is expressly approved by Placement Agent and except for fees or other amounts owed to the Company’s counsel that were incurred in connection with the Offering, no proceeds from the Offering will be used to pay outstanding loans owed by the Company to any Company officers, directors or stockholders.”

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e. Section 7 of the Agreement is hereby deleted in its entirety.

f. Section 11 of the Agreement is hereby deleted in its entirety and the following is hereby submitted in its stead:

“At such time as the Company and Placement Agent are mutually satisfied that it is appropriate to commence the Offering, the Company will request the Commission to qualify the Offering Statement.”

g. Section 12 of the Agreement is hereby deleted in its entirety.

h. Section 14.b. of the Agreement is hereby deleted in its entirety.

i. Section 16.a of the Agreement is hereby deleted in its entirety and the following is hereby submitted in its stead:

“This engagement letter intended to be a binding legal document, as the agreement between the parties hereto on these matters contained herein.”

2. Effect of Amendment. Except as amended as set forth above, the Agreement shall continue in full force and effect.

3. Governing Law. This Amendment shall be deemed to have been made and delivered in New York City and the Agreement, the Amendment and the transactions contemplated thereby and hereby shall be governed as to validity, interpretation, construction, effect and in all other respects by the internal laws of the State of New York, without regard to the conflict of laws principles thereof.

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If you are in agreement with the foregoing, please execute and return two copies of this Amendment to the undersigned. This Amendment may be executed in counterparts and by facsimile transmission.

Yours truly,

CRAFT CAPITAL MANAGEMENT LLC

By:	/s/ Stephen Kiront
Name: Stephen Kiront
Title: COO

ACCEPTED AND AGREED TO AS OF

THE DATE FIRST ABOVE WRITTEN:

1847 HOLDINGS LLC

By:	/s/ Ellery W. Roberts
Name: Ellery W. Roberts
Title: CEO and Chairman of the Board

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